                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Board of Directors of
UMB Scout Tax-Free Money Market Fund, Inc.
     and
the Securities and Exchange Commission:

RE: UMB Scout Tax-Free Money Market Fund, Inc.
    Form N-17f-2
    File Number 811-3556

      We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT TAX-FREE MONEY MARKET FUND, INC. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of November 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, with respect to securities of UMB SCOUT TAX-FREE MONEY MARKET FUND, INC., without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT TAX-FREE MONEY MARKET FUND, INC. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of the Board of Directors and management of UMB SCOUT TAX-FREE MONEY MARKET FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                              /s/ BKD, LLP

Kansas City, Missouri
January 21, 2005

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-3556                                                  November 30, 2004

2. State Identification Number:

AL *               AK  60038243         AZ 8469                 AR   60005141        CA 504-5892       CO IC-91-02-934

CT 214197          DE  8683             DC 60012568             FL   *               GA SC-1506        HI *

ID 48846           IL 60004379          IN 85-0448 IC           IA   I-19077         KS 86S0000282     KY M34790

LA 94812           ME  MFN208001        MD SM19 980024          MA   04045843        MI 935641         MN R-28108.1

MS MF-98-01-004    MO Q-MT-1298         MT 9202                 NE   11066           NV *              NH *

NJ MF-0645         NM  14066            NY S 27 53 19           NC   *               ND U562           OH 42390

OK SE-2084913      OR  2001-1467        PA 1987-08-115MF        RI   *               SC MF11219        SD 10197

TN RM04-1724       TX C 39439-002-13    UT 006-6364-13          VT   1/16/98-24      VA 117743         WA 60019805

WV MF-24122        WI  341395-03        WY 20515                PUERTO RICO

Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout Tax-Free Money Market Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Tax-Free Money Market Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2004 and from June 30, 2004 through November 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004 and from June 30, 2004 through November 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT TAX-FREE MONEY MARKET FUND, INC.

By  /s/ LARRY SCHMIDT
   -------------------------------------
    Larry Schmidt, Senior Vice President